April 16, 2021

Scott Stringer

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C.  20549

Re: VV Markets LLC

Amendment No. 6 to Offering Statement on Form 1-A

Filed March 25, 2021

File No. 024-11306

Dear Mr. Stringer:

This response is filed on in relation to the Offering Statement on Form 1-A (“Offering Statement”) by VV Markets, LLC (the “Company”).  We are in receipt of your comment letter dated April 8, 2021, regarding the Amendment No. 5 to the Offering Statement.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 5 to Offering Statement on Form 1-A

Series Offering Table, page vi

1.As you disclose in Part I, and throughout the Offering Circular, you are qualifying 1,000 series membership interests in this offering. The reference to a "maximum" of 1,100 membership interests in the Series Offering Table is more than the number of interests you are seeking to qualify. Please revise. Please also confirm that your offering will not close until you sell all 1,000 series membership interests, as suggested by your disclosure that the offering will not close unless the minimum number of interests have been sold. Please also revise the disclosure on page 6 which states that the closing will occur when subscriptions for the maximum number of interests have been accepted, as it appears that this is meant to say minimum.

The reference to a maximum of 1,100 was a typographical error which has been corrected.  Corrections have been made and additional disclosure has been added to clarify that the offering of the Series VV-0001 Interests will close only upon the sale of a minimum of 1,000 Interests.

Exclusive Jurisdiction, page 51

2.On page 52 you state that the exclusive forum provision would require suits to enforce any duty or liability created by the Exchange Act to be brought in federal court in Delaware. However, your exclusive forum provision, which you state applies to federal securities law claims, limits claims to the federal courts in Virginia. Please explain why you have referenced Delaware federal court and whether your exclusive forum provision will require such claims to be brought in Delaware.

This has been corrected to state that the jurisdiction will be Virginia.

Financial Statements, page F-3

3. Please have your auditor update their report and consent to reflect the financial statements for the period ended December 31, 2020 included in the filing, and ensure both documents are properly dated.

The corrected auditor report and consent are included in this filing.

Thank you again for your direction and assistance in this matter. We hope there are no further issues and that the offering can be qualified promptly upon request.   Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.